Exhibit 99.1

[Letterhead of Netherland, Sewell & Associates, Inc.]

October 19, 2011

Mr. Matthew D. Cabell

Seneca Resources Corporation

1201 Louisiana Street, Suite 400

Houston, Texas 77002

Dear Mr. Cabell:

In accordance with your request, we have audited the estimates prepared by Seneca Resources Corporation (Seneca), as of September 30, 2011, of the proved reserves and future revenue to the Seneca interest in certain oil and gas properties located in the United States. It is our understanding that the proved reserves estimates shown herein constitute all of the proved reserves owned by Seneca. We have examined the estimates with respect to reserves quantities, reserves categorization, future producing rates, future net revenue, and the present value of such future net revenue, using the definitions set forth in U.S. Securities and Exchange Commission (SEC) Regulation S-X Rule 4-10(a). The estimates of reserves and future revenue have been prepared in accordance with the definitions and regulations of the SEC and, with the exception of the exclusion of future income taxes, conform to the FASB Accounting Standards Codification Topic 932, Extractive Activities—Oil and Gas. We completed our audit on October 14, 2011. This report has been prepared for Seneca’s use in filing with the SEC; in our opinion the assumptions, data, methods, and procedures used in the preparation of this report are appropriate for such purpose.

The following table sets forth Seneca’s estimates of the net reserves and future net revenue, as of September 30, 2011, for the audited properties:

All Properties
	Net Reserves		Future Net Revenue (M$)
Category	Oil (MBBL)	Gas (MMCF)	Total	Present Worth at 10%
Proved Developed	37,579.6	414,423.2	4,006,333	1,880,421
Proved Undeveloped	5,765.9	260,499.1	981,642	298,148

Total Proved	43,345.5	674,922.3	4,987,974	2,178,569

Totals may not add because of rounding.

For the purposes of this audit, the properties were divided into sections for the East Coast and West Coast Divisions. The following tables set forth Seneca’s estimates of the net reserves and future net revenue by division, as of September 30, 2011, for the audited properties:

All Properties – By Division
	Net Reserves		Future Net Revenue (M$)
Division/Category	Oil (MBBL)	Gas (MMCF)	Total	Present Worth at 10%
East Coast
Proved Developed	274.2	350,458.2	1,024,111	563,753
Proved Undeveloped	5.1	256,148.4	558,572	151,913

Total Proved	279.3	606,606.6	1,582,683	715,667

All Properties – By Division
	Net Reserves		Future Net Revenue (M$)
Division/Category	Oil (MBBL)	Gas (MMCF)	Total	Present Worth at 10%
West Coast
Proved Developed	37,305.4	63,965.0	2,982,222	1,316,668
Proved Undeveloped	5,760.8	4,350.7	423,069	146,235

Total Proved	43,066.1	68,315.6	3,405,291	1,462,902

Totals may not add because of rounding.

In addition, the East Coast Division was further subdivided into sections for the Marcellus and Other Regions. The following tables set forth Seneca’s estimates of the net reserves and future net revenue by region, as of September 30, 2011, for the audited East Coast Division Properties:

East Coast Division – By Region
	Net Reserves		Future Net Revenue (M$)
Region/Category	Oil (MBBL)	Gas (MMCF)	Total	Present Worth at 10%
Marcellus
Proved Developed	0.0	238,638.0	771,071	428,707
Proved Undeveloped	0.0	252,691.0	551,641	150,392

Total Proved	0.0	491,329.0	1,322,713	579,099
Other
Proved Developed	274.2	111,820.2	253,040	135,046
Proved Undeveloped	5.1	3,457.4	6,931	1,522

Total Proved	279.3	115,277.6	259,971	136,568

Totals may not add because of rounding.

The oil reserves shown include crude oil and condensate. Oil volumes are expressed in thousands of barrels (MBBL); a barrel is equivalent to 42 United States gallons. Gas volumes are expressed in millions of cubic feet (MMCF) at standard temperature and pressure bases.

When compared on a field-by-field basis, some of the estimates of Seneca are greater and some are less than the estimates of Netherland, Sewell & Associates, Inc. (NSAI). However, in our opinion the estimates of Seneca’s proved reserves and future revenue shown herein are, in the aggregate, reasonable and have been prepared in accordance with the Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information promulgated by the Society of Petroleum Engineers (SPE Standards). Additionally, these estimates are within the recommended 10 percent tolerance threshold set forth in the SPE Standards. We are satisfied with the methods and procedures used by Seneca in preparing the September 30, 2011, estimates of reserves and future revenue, and we saw nothing of an unusual nature that would cause us to take exception with the estimates, in the aggregate, as prepared by Seneca.

The estimates shown herein are for proved reserves. Seneca’s estimates do not include probable or possible reserves that may exist for these properties, nor do they include any value for undeveloped acreage beyond those tracts for which undeveloped reserves have been estimated. Reserves categorization conveys the relative degree of certainty; reserves subcategorization is based on development and production status. The estimates of reserves and future revenue included herein have not been adjusted for risk.

Prices used by Seneca are based on the 12-month unweighted arithmetic average of the first-day-of-the-month price for each month in the period October 2010 through September 2011, as shown in the table below. For oil volumes, the average regional posted prices are adjusted by field for quality, transportation fees, and local price differentials. For gas volumes, the average regional spot prices are adjusted by field for energy content, transportation fees, and local price differentials. All prices are held constant throughout the lives of the properties. The average adjusted product prices weighted by production over the remaining lives of the properties are $97.36 per barrel of oil and $4.394 per MCF of gas.

Division/Oil Price Index	Average Oil Price ($/Barrel)	Division/Gas Price Index	Average Gas Price ($/MMBTU)
East Coast		East Coast
WTI Posting (Plains)	91.00	Dominion (South Point)	4.291
		Henry Hub	4.158

West Coast		West Coast
WTI Posting (Flint Hills)	90.98	Henry Hub	4.158
CA BV Oil Average Calculation	101.66	SoCal Border	4.177
CA MWSS Oil Average Calculation	96.08	SoCal City-Gate	4.199

Operating costs used by Seneca are based on historical operating expense records. These costs include the per-well overhead expenses allowed under joint operating agreements along with estimates of costs to be incurred at and below the district and field levels. Headquarters general and administrative overhead expenses of Seneca are included to the extent that they are covered under joint operating agreements for the operated properties. Capital costs used by Seneca are based on authorizations for expenditure and actual costs from recent activity. Capital costs are included as required for workovers, new development wells, and production equipment. Abandonment costs used are Seneca’s estimates of the costs to abandon the wells and production facilities, net of any salvage value. Operating costs are held constant throughout the lives of the properties, and capital costs and abandonment costs are held constant to the date of expenditure.

The reserves shown in this report are estimates only and should not be construed as exact quantities. Proved reserves are those quantities of oil and gas which, by analysis of engineering and geoscience data, can be estimated with reasonable certainty to be economically producible; probable and possible reserves are those additional reserves which are sequentially less certain to be recovered than proved reserves. Estimates of reserves may increase or decrease as a result of market conditions, future operations, changes in regulations, or actual reservoir performance. In addition to the primary economic assumptions discussed herein, estimates of Seneca and NSAI are based on certain assumptions including, but not limited to, that the properties will be developed consistent with current development plans, that the properties will be operated in a prudent manner, that no governmental regulations or controls will be put in place that would impact the ability of the interest owner to recover the reserves, and that projections of future production will prove consistent with actual performance. If the reserves are recovered, the revenues therefrom and the costs related thereto could be more or less than the estimated amounts. Because of governmental policies and uncertainties of supply and demand, the sales rates, prices received for the reserves, and costs incurred in recovering such reserves may vary from assumptions made while preparing these estimates.

It should be understood that our audit does not constitute a complete reserves study of the audited oil and gas properties. Our audit consisted primarily of substantive testing, wherein we conducted a detailed review of all properties. In the conduct of our audit, we have not independently verified the accuracy and completeness of information and data furnished by Seneca with respect to ownership interests, oil and gas production, well test data, historical costs of operation and development, product prices, or any agreements relating to current and future operations of the properties and sales of production. However, if in the course of our examination something came to our attention that brought into question the validity or sufficiency of any such information or data, we did not rely on such information or data until we had satisfactorily resolved our questions relating thereto or had independently verified such information or data. Our audit did not include a review of Seneca’s overall reserves management processes and practices.

We used standard engineering and geoscience methods, or a combination of methods, including performance analysis, volumetric analysis, and analogy, that we considered to be appropriate and necessary to establish the conclusions set forth herein. As in all aspects of oil and gas evaluation, there are uncertainties inherent in the interpretation of engineering and geoscience data; therefore, our conclusions necessarily represent only informed professional judgment.

Supporting data documenting this audit, along with data provided by Seneca, are on file in our office. We are independent petroleum engineers, geologists, geophysicists, and petrophysicists; we do not own an interest in these properties nor are we employed on a contingent basis.

QUALIFICATIONS

NSAI performs consulting petroleum engineering services under Texas Board of Professional Engineers Registration No. F-2699. We provide a complete range of geological, geophysical, petrophysical, and engineering services, and we have the technical expertise and ability to perform these services in any oil and gas producing area in the world. The staff are familiar with the recognized industry reserves and resources definitions, specifically those promulgated by the SEC, by the Alberta Securities Commission, and by the Society of Petroleum Engineers, Society of Petroleum Evaluation Engineers, World Petroleum Council, and American Association of Petroleum Geologists. The technical persons responsible for preparing the estimates presented herein meet the requirements regarding qualifications, independence, objectivity, and confidentiality set forth in the SPE Standards.

This evaluation has been led by Mr. Richard B. Talley, Jr. and Mr. Edward C. Roy III. Mr. Talley is a Vice President and Mr. Roy is a Geologist in the firm’s Houston office at 1221 Lamar Street, Suite 1200, Houston, Texas, 77010. Mr. Talley maintains a valid Professional Engineer License (Texas Registration No. 102425). He has been practicing petroleum engineering consulting at NSAI since 2004 and has over 5 years prior industry experience. Mr. Roy maintains a valid Professional Geoscientist License (Texas Registration No. 2364). He has been practicing petroleum geoscience consulting at NSAI since 2008 and has over 11 years prior industry experience.

Sincerely,

NETHERLAND, SEWELL & ASSOCIATES, INC.
Texas Registered Engineering Firm F-2699

		By:	/s/ C.H. (Scott) Rees III
C.H. (Scott) Rees III, P.E.
Chairman and Chief Executive Officer

By:	/s/ Richard B. Talley, Jr.	By:	/s/ Edward C. Roy III
	Richard B. Talley, Jr., P.E. 102425 Vice President		Edward C. Roy III, P.G. 2364 Geologist

Date Signed: October 19, 2011		Date Signed: October 19, 2011

RBT:MGH

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